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Exhibit 12.1

B&G Foods, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

	Year Ended Jan. 2, 2016	Year Ended Jan. 3, 2015	Year Ended Dec. 28, 2013	Year Ended Dec. 29, 2012	Year Ended Dec. 31, 2011
Income before income tax expense	$121,239	$63,777	$80,892	$90,914	$76,804
Add:
Fixed charges	53,811	49,000	43,947	49,486	38,523

Income as adjusted	$175,050	$112,777	$124,839	$140,400	$115,327

Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$51,131	$46,573	$41,813	$47,660	$36,675
Portion of rents representative of the interest factor	2,680	2,427	2,134	1,826	1,848

Fixed charges	$53,811	$49,000	$43,947	$49,486	$38,523

Ratio of earnings to fixed charges	3.3x	2.3x	2.8x	2.8x	3.0x

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  Exhibit 12.1
B&G Foods, Inc. Computation of Ratio of Earnings to Fixed Charges (In thousands, except ratios)